Exhibit 99.2

$FFHOHUDWLQJVXFFHVV  Second Quarter 2022 Financial Results August 3, 2022

Colliers 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These sta tem ents involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially differen t f rom any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic condi tions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property va lues, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign e xch ange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses ; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to del ive r services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersec uri ty risks; a change in/loss of our relationship with US government agencies could significantly impact our ability to originate mortgage l oan s; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing program could materially affect our profitabili ty; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, c han ges to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2021 under the heading “Risk Factors” (which factors are adopted herein, and which can be accessed at www.sedar.com) and othe r p eriodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary stateme nts. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whe ther as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to certain non - GAAP measures, including local currency (“LC”) revenue growth rate, internal re venue growth rate, Adjusted EBITDA (“AEBITDA”), Adjusted EPS (“AEPS”) and assets under management (“AUM”). Please refer to Appendi x f or reconciliations to GAAP measures.

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Highlights

(US$ millions, except per share amounts)

Three months ended June 30	2022	2021	%Change USD	%Change LC[1]
Revenue	1,127.8	946.0	19%	23%
Adjusted EBITDA	161.3	136.6	18%	21%
Adjusted EBITDA Margin	14.3%	14.4%		
Adjusted EPS	1.84	1.58	16%	
GAAP Operating Earnings[2]	103.9	-385.8	NM	
GAAP Operating Earnings Margin	9.2%	-40.8%		
GAAP diluted EPS[2]	0.67	-10.53	NM	

Six months ended June 30	2022	2021	% Change USD	% Change LC[1]
Revenue	2,128.8	1,720.9	24%	27%
Adjusted EBITDA	282.8	228.7	24%	26%
Adjusted EBITDA Margin	13.3%	13.3%		
Adjusted EPS	3.28	2.64	24%	
GAAP Operating Earnings[2]	144.7	-345.8	NM	
GAAP Operating Earnings Margin	6.8%	-20.1%		
GAAP diluted EPS[2]	0.26	-10.80	NM	

Strong second quarter results with solid revenue growth across all service lines

Investment Management represents 30% of consolidated Adjusted EBITDA (including acquisitions)

- Completed two acquisitions and a third after quarter end
- In June, announced investment in Versus Capital, a highly successful alternative asset manager in the US with strong private wealth distribution capabilities
- Once acquisitions completed, will have $87 billion in AUM, of which $75 billion will be either perpetual or long-dated strategies

Expect record year for capital deployment with more than $1 billion invested

[1] *Local Currency*

[2] *For the three months and six months ended June 30, 2021, GAAP operating earnings and GAAP diluted EPS include a $471.9 million settlement of Long-Term Incentive Arrangement ("LTIA") with the Company's Chairman & CEO*

Trailing Twelve Months Ended June 30, 2022 Service Diversification Colliers 4 Shown on a proforma basis including announced acquisitions 25% 45% 30% 39% 23% 27% 11% Leasing Outsourcing & Advisory Capital Markets Investment Management Leasing & Capital Markets 55% Recurring TTM Q2 2022 Revenue By Service TTM Q2 2022 AEBITDA By Service 50% Recurring

299.5 265.6 277.4 241.3 475.9 388.7 75.1 50.5 1,127.8 946.0 Q2 2022 Q2 2021 Second Quarter Consolidated Revenues Colliers 5 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing (US$ millions) % Change over Q2 2021 USD LC Investment Management (1) 49% 50% Outsourcing & Advisory 22% 27% Leasing 15% 18% Capital Markets 13% 16% Total 19% 23% Revenue Mix Q2 2022 Q2 2021 Investment Management 7% 5% Outsourcing & Advisory 42% 41% Leasing 25% 26% Capital Markets 26% 28% Total 100% 100% Local currency internal growth: 15% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 15%

Americas 740.7 EMEA 169.3 Asia Pacific 142.6 Investment Management 75.1 66% 15% 12% 7% Americas 582.8 EMEA 158.6 Asia Pacific 154.0 Investment Management 50.5 62% 17% 16% 5% Americas 78.9 EMEA 20.6 Asia Pacific 20.7 Investment Management 21.3 56% 14% 15% 15% 14% Americas 101.6 EMEA 14.4 Asia Pacific 19.5 Investment Management 29.2 61% 9% 12% 18% Second Quarter Geographic Mix (1) Q2 2022 GAAP Operating Earnings: $81.1M Americas, $4.2M EMEA, $17.6M Asia Pacific, $19.2M Investment Management (2) Q2 2021 GAAP Operating Earnings: $63.2M Americas, $14.4M EMEA, $16.7M Asia Pacific, $14.2M Investment Management Colliers 6 Q2 2022 Revenues Q2 2021 Revenues Q2 2022 AEBITDA Q2 2021 AEBITDA (US$ millions)

Solid growth in Outsourcing & Advisory led by Engineering & Design Robust Capital Markets activity, particularly in industrial and land sales AEBITDA increase driven by higher revenues and an $11.7 million gain on a lease termination partly offset by higher variable costs and service mix changes Americas Colliers 7 GAAP Operating Earnings: Q2 2022 $81.1M at 11.0% margin; Q2 2021 $63.2M at 10.9% margin 224.2 176.2 214.5 180.0 302.0 226.6 740.7 582.8 Q2 2022 Q2 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 27% 28% Outsourcing & Advisory Leasing Capital Markets

Significant foreign exchange headwinds impacted revenues 13% Revenue growth led by Outsourcing & Advisory (including recent acquisition) AEBITDA impacted by lower Capital Markets revenues and higher discretionary and variable costs EMEA Colliers 8 GAAP Operating Earnings: Q2 2022 $4.2M at 2.5% margin; Q2 2021 $14.4M at 9.1% margin 38.2 46.9 35.6 33.9 95.5 77.7 169.3 158.6 Q2 2022 Q2 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 7% 20% Outsourcing & Advisory Leasing Capital Markets

Foreign exchange headwinds impacted revenues 6% Revenue impacted by COVID - 19 lockdowns in several Asian markets APAC Colliers 9 GAAP Operating Earnings: Q2 2022 $17.6M at 12.3% margin; Q2 2021 $16.7M at 10.8% margin 37.1 42.4 27.3 27.4 78.2 84.2 142.6 154.0 Q2 2022 Q2 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -7% -1% Outsourcing & Advisory Leasing Capital Markets

Revenue growth driven by recurring management fees and acquisitions AUM of $68.7 billion as of June 30, 2022, up significantly from $44.5 billion on June 30, 2021 Including Rockwood and Versus, AUM now $87 billion Investment Management Colliers 10 GAAP Operating Earnings: Q2 2022 $19.2M at 25.5% margin; Q2 2021 $14.2M at 28.0% margin 73.2 50.5 1.9 0.0 75.1 50.5 Q2 2022 Q2 2021 Revenue AEBITDA and Margin (US$ millions) (US$ millions) Investment Management USD LC Revenue Growth 49% 48% Revenue Growth 45% 45% (excluding pass - through carried interest) Pass - through carried interest

(US$ millions) Capitalization & Capital Allocation (1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 11 Cash $ 171.3 $ 396.7 $ 147.5 Total Debt 1,040.0 531.1 540.1 Net Debt $ 868.7 $ 134.3 $ 392.6 Convertible Notes 225.9 225.2 224.6 Redeemable non-controlling interests 720.7 536.9 448.3 Shareholders' equity 489.0 585.3 522.5 Total capitalization $ 2,304.3 $ 1,481.7 $ 1,588.0 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 1.4x 0.3x 0.9x Capital Expenditures $ 23.4 $ 32.6 Acquisition Spend (2) $ 517.9 $ 40.7 Six months ended June 30, 2022 June 30, 2021 June 30, 2022 December 31, 2021 June 30, 2021 Highlights • Leverage ratio of 1.4x • Pro forma leverage ratio, including all announced acquisitions, of 2.0x • Extended and increased credit facility to US$1.5 billion during Q2 • Ample liquidity to fund acquisition and internal growth • Repurchased 1 million CIGI shares in March and April 2022 at cost of $126 million • Anticipating capital expenditures of $75 - $80 million in 2022

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(US$ millions)

2022 Outlook

Increased 2022 outlook to reflect the impact of recent acquisitions and operating results year to date

Measure	Updated	Previous
Revenue growth	Low double digit revenue growth: • High-single digit internal growth • Balance from acquisitions (including Rockwood, Versus and PEAKURBAN)	Low double digit revenue growth: • Mid-high single digit internal growth • Balance from acquisitions
AEBITDA Margin	Up 60 bps – 100 bps	Up 40 bps – 80 bps
Consolidated income tax rate	27%-29%	25%-27%
NCI share of earnings	20%-22%	18%-20%
AEPS growth	Low-twenties	High-teens

The financial outlook is based on the Company's best available information as of the date of this presentation, and remains subject to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak of war, elections, disruption of supply chains) and related factors.

Appendix 13 Reconciliation of non - GAAP measures

Reconciliation of GAAP earnings to adjusted EBITDA Colliers 14 (US$ thousands) Net earnings (loss) $ 66,731 $ (412,601) $ 88,048 $ (387,794) Income tax 28,610 20,872 44,937 29,719 Other income, including equity earnings from non-consolidated investments (1,062) (1,964) (4,190) (3,946) Interest expense, net 9,571 7,916 15,889 16,200 Operating earnings (loss) 103,850 (385,777) 144,684 (345,821) Settlement of long-term incentive arrangement ("LTIA") - 471,928 - 471,928 Loss on disposal of business operations 950 - 27,040 - Depreciation and amortization 44,097 34,574 80,737 72,351 Gains attributable to MSRs (2,526) (5,841) (7,823) (14,916) Equity income from non-consolidated entites 906 1,732 4,066 3,138 Acquisition-related items 9,365 16,695 24,448 35,542 Restructuring costs 181 650 271 943 Stock-based compensation expense 4,490 2,597 9,351 5,522 Adjusted EBITDA $ 161,313 $ 136,558 $ 282,774 $ 228,687 Three months ended Six months ended June 30, 2022 June 30, 2021 June 30, 2022 June 30, 2021

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 Colliers 15 (US$ thousands) Net earnings (loss) $ 66,731 $ (412,601) $ 88,048 $ (387,794) Non-controlling interest share of earnings (11,806) (11,745) (20,322) (19,525) Interest on Convertible Notes 2,300 2,300 4,600 4,600 Settlement of LTIA - 471,928 - 471,928 Loss on disposal of Russian operations 950 - 27,040 - Amortization of intangible assets 32,279 23,533 56,870 50,871 Gains attributable to MSRs (2,526) (5,841) (7,823) (14,916) Acquisition-related items 9,365 16,695 24,448 35,542 Restructuring costs 181 650 271 943 Stock-based compensation expense 4,490 2,597 9,351 5,522 Income tax on adjustments (9,891) (8,517) (16,310) (18,183) Non-controlling interest on adjustments (4,269) (3,460) (7,939) (6,795) Adjusted net earnings $ 87,804 $ 75,539 $ 158,234 $ 122,193 (US$) Diluted net (loss) earnings per common share $ 0.64 $ (9.53) $ 0.24 $ (9.75) Interest on Convertible Notes, net of tax 0.04 0.04 0.07 0.07 Non-controlling interest redemption increment 0.51 0.67 1.16 0.96 Settlement of LTIA - 9.86 - 10.19 Loss on disposal of operations 0.02 - 0.56 - Amortization expense, net of tax 0.41 0.29 0.71 0.66 Gains attributable to MSRs, net of tax (0.03) (0.07) (0.09) (0.18) Acquisition-related items 0.18 0.26 0.45 0.56 Restructuring costs, net of tax - 0.01 - 0.01 Stock-based compensation expense, net of tax 0.07 0.05 0.18 0.12 Adjusted EPS $ 1.84 $ 1.58 $ 3.28 $ 2.64 Diluted weighted average shares for Adjusted EPS (thousands) 47,804 47,846 48,302 46,303 Three months ended Six months ended June 30, 2022 June 30, 2021 June 30, 2022 June 30, 2021 Three months ended Six months ended June 30, 2022 June 30, 2021 June 30, 2022 June 30, 2021

Reconciliation of net cash flow from operations to free cash flow Colliers 16 (US$ thousands) Net cash provided by (used in) operating activities $ 32,399 $ 56,687 $ (248,310) $ 18,548 Contingent acquisition consideration paid 1,257 2,997 60,810 10,472 Settlement of LTIA (cash portion) - 96,186 - 96,186 Purchase of fixed assets (13,581) (10,510) (23,416) (32,603) Cash collections on AR Facility deferred purchase price 90,101 11,824 256,429 22,732 Free cash flow $ 110,176 $ 157,184 $ 45,513 $ 115,335 Three months ended Six months ended June 30, 2022 June 30, 2021 June 30, 2022 June 30, 2021

Other Non - GAAP Measures Colliers 17 Local currency revenue growth rate and internal revenue growth rate measures Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared . Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods . Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions . We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions . Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers . Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations . AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments . Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers . Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA (slide 14) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to lon g - t erm duration revenue streams that are either contractual or repeatable in nature. We report this metric on a pro forma basis, incorporating the expected f ull year impact of business acquisitions and dispositions.